UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February , 2013

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 and 333-175546).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on February 28, 2013, reporting the results for the year and the three months ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: February 28, 2013	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Reports Fourth Quarter 2012 Financial Results

Guidance of 13%-20% Revenue and Profit Growth in 2013

Tel Aviv, Israel – February 28, 2013 - Top Image Systems, Ltd. (TIS) (Nasdaq: TISA), a leading ECM (Enterprise Content Management) intelligent content capture and delivery and mobile payments solutions provider, today announced financial results for the fourth quarter ended December 31, 2012.

Full Year 2012 Highlights include:

•	Full year revenue increased 9% to $31.3 million, compared to $28.7 million in 2011;
•	Non-GAAP net income increased to $3.8 million compared to $3.4 million in 2011;
•	Non-GAAP diluted EPS of $0.31 per diluted share, based on 12.3 million fully diluted shares; compared to $0.30 per diluted share, based on 11.1 million fully diluted shares in 2011;
•	Non-GAAP operating income increased 12% to $4.1 million, compared to $3.6 million;
•	Non-GAAP operating margin remains healthy at 13% of revenue;
•	Signed 21 new partnerships including four with US-based partners for mobile and enterprise capture - Jack Henry & Associates, DataMARK, CheckAlt and an expanded partnership with TransCentra;
•	Filed patent applications for mobile - including for full page (Letter /A4) imaging - and for Digital Mailroom (DMR);
•
Opened a new US headquarters in New York City, hired three new direct sales persons and set a target to expand to six in 2013 to support North American General Manager.  Advanced in sales cycle of several projects with important players in mobile payments market;

•	Ranked by Forrester Research as 1 of 5 “Leaders” in multichannel capture industry.
•
Subsequent to the end of the quarter, the Company created a Global Solutions group to develop, manage and support market-driven solutions worldwide. This strategic move is designed to drive growth in the US and Asia-Pacific by promoting sales of the eFLOW® INVOICE and Digital Mailroom (DMR) solutions.

Fourth Quarter 2012 Highlights include:

•	Revenues increased 1% to $7.4 million, compared to $7.3 million in 2011;
•	Non-GAAP net income decreased to $0.3 million compared to $0.7 million in 2011;
•	Non-GAAP diluted EPS of $0.02 per diluted share compared to $0.06 per diluted share in 2011;
•	Non-GAAP operating income decreased to $0.5 million, compared to $0.8 million in 2011;
•	Recurring revenue from maintenance was 26% of revenues or $1.9 million;
•	Q4 2012 marks the 16th consecutive quarter of positive operating income;
•	Closed $1.1 million deal with global power provider for digital purchase to payment solution;
•	Won six-figure project at Raiffeisen Banking Group Styria;
•	Selected to automate clinical test processing for leading chain of Japanese medical laboratories;
•	Expanded relationship with TransCentra for Mobile Capture Suite.

Dr. Ido Schechter, CEO of Top Image Systems, commented, “While launching our United States expansion and investing in the development of our global solutions portfolio, we delivered solid revenue, increased profitability and a consistent margin with our traditional products internationally. In the fourth quarter, conversion rates outside of the US for legacy products tempered slightly, although our pipeline for deals continues to be strong. The US market has increased our pipeline for our legacy products and we expect it to provide a contribution to sales revenues in 2013.  Our presence in this space is bolstered by recognition by Forrester Research as a top technology, noted as one of five ‘Leaders’ in the multichannel capture industry. On top of that, in the near term, contributions from the mobile market have the potential to be game-changing.  Gartner estimated that the mobile transaction market was approximately $170 billion in 2012 with 200 million mobile payment users, and estimates it will grow on average 40% per year to approximately $600 billion in 2016 with 400 million users. The pipeline of deals, variety of viable, revenue-generating use cases and market potential we are seeing for mobile capture is enormous.”

Dr. Schechter continued, “Over the last two years Top Image has grown revenue by 44%, an average of 22% per year, non-GAAP earnings by 102%, an average of 51% per year, and diluted EPS by 82%, an average per year of 41%."

Dr. Schechter concluded, "For 2013 we are providing guidance of revenue growth between 13% and 20%, indicating revenues of between $35.3 million and $37.7 million. We expect non-GAAP operating income in the range of $4.6 million to $4.9 million. We continue to believe the mobile opportunity will have a positive, transformative impact on revenue and earnings in the near term with initial revenue this year.”

Full Year 2012 Results

Revenues for the twelve months ended December 31, 2012 increased 9% to $31.3 million, from $28.7 million for the same period in 2011. Non-GAAP operating income for the twelve months ended December 31, 2012 increased 12% to $4.1 million, from $3.6 million for the same period in 2011. Non-GAAP net income for the twelve months ended December 31, 2012 increased to $3.8 million, from $3.4 million for the same period in 2011. Non-GAAP diluted EPS for the 12 months ended December 31, 2012 increased to $0.31 per diluted share, based on 12.3 million fully diluted shares, from $0.30 per diluted share, based on 11.1 million fully diluted shares, for the same period in 2011.

Fourth Quarter 2012 Year over Year Results

Revenues for the fourth quarter of 2012 increased 1% to $7.4 million, from $7.3 million for the same period in 2011. Non-GAAP operating income for the fourth quarter of 2012 decreased to $0.5 million, from $0.8 million for the same period in 2011. Non-GAAP net income in the fourth quarter of 2012 decreased to $0.3 million, from $0.7 million for the same period in 2011. Non-GAAP diluted EPS for the fourth quarter of 2012 decreased to $0.02 per diluted share based on 12.3 million fully diluted shares, from $0.06 per diluted share, based on 11.2 million fully diluted shares for the same period in 2011.

Conference Call

The Company will host a conference call and webcast at 10 a.m. ET on Thursday, February 28, 2013, during which TIS management will present and discuss the financial results and be available to answer any questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below. Please note the Conference ID number: 4599596. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number:	1-888-846-5003
US Toll/INTERNATIONAL Dial-in Number:	1-480-629-9856
Israel Toll-Free Dial-in Number:	1-809-21-4368
Conference ID Number:	4599596

The conference call is scheduled to begin at:

10:00 am Eastern Time
7:00 am Pacific Time
5:00 pm Israel Time

To join the live webcast, please click on the following link: http://public.viavid.com/index.php?id=103503 . For those unable to attend the live call or webcast, during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast: http://public.viavid.com/index.php?id=103503 and a recording of the call will be made available for download from the Investors section of the Top Image Systems' website www.topimagesystems.com.

Non-GAAP Financial Measures

This release includes non-GAAP financial measures, including, without limitation, Non-GAAP Operating Income (which details amortization expenses and non-cash stock-based compensation expenses), and Non-GAAP Net Income (which details the impact of amortization expenses, non-cash stock-based compensation expenses, changes in fair value of convertible debentures and change in deferred tax assets).  Non-GAAP measures are reconciled to comparable GAAP measures in the tables entitled "GAAP and Non-GAAP Statements of Operations”.

The presentation of these non-GAAP financial measures should be considered as an addition to TIS's GAAP results provided in the attached financial statements for the fourth quarter ended December 31, 2012, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The attached tables reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS's management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’s performance by excluding the impact of certain charges and gains that may not be indicative of TIS's core business operating results. TIS management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS's performance. These non-GAAP financial measures also facilitate comparisons to TIS's historical performance and its competitors' operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems

Top Image Systems (TIS) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW™ Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Europe and Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Shelli Zargary
Director of Corporate Marketing
shelli.zargary@topimagesystems.com
+972 3 767 9114

Investors:
James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
+ 1 646 755 741

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	December 31,	December 31,
	2012	2011
	In thousands
	Audited	Audited

Assets

Current Assets:
Cash and cash equivalents	$2,223	$2,090
Restricted cash	212	20
Trade receivables, net	7,985	4,631
Unbilled customers	633	-
Other accounts receivable and prepaid expenses	737	637
Deferred tax asset	785	-

Total current assets	12,575	7,378

Long-Term Assets:
Severance pay funds	1,577	1,299
Restricted cash	381	499
Long-term deposits and long-term assets	66	84
Deferred tax asset	438	-
Property and equipment, net	377	485
Intangible assets, net	-	11
Goodwill	6,121	5,842

Total long-term assets	8,960	8,220
Total Assets	$21,535	$15,598

Liabilities and Shareholders' Equity

Current Liabilities:

Trade payables	$684	$351
Deferred revenues	1,467	2,084
Accrued expenses and other accounts payable	2,750	2,480

Total current liabilities	4,901	4,915

Long-Term Liabilities:
Accrued severance pay	1,808	1,543

Total long-term liabilities	1,808	1,543

Total Liabilities	$6,709	$6,458

Shareholders' Equity	14,826	9,140
Total Liabilities and Shareholders' Equity	$21,535	$15,598

Top Image Systems Ltd.
GAAP and Non-GAAP Statements of Operations for the:
U.S. dollars in thousands (except per share data)

	Three months ended			Three months ended
	December 31, 2012			December 31, 2011
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$7,350	$-	$7,350	$7,295	$-	$7,295
Cost of Revenues	2,976	(16)	2,960	2,851	-	2,851
Gross Profit	4,374	16	4,390	4,444	-	4,444

Research and Development	751	(6)	745	468	(6)	462
Selling & Marketing	2,369	(14)	2,355	2,241	(40)	2,201
General and Administrative	846	(57)	789	1,154	(180)	974
	3,966	(77)	3,889	3,863	(226)	3,637
Operating Income	408	93	501	581	226	807

Financial Income (Expenses), net	(136)	-	(136)	17	-	17
Income before Taxes on Income	272	93	365	598	226	824

Income Tax Expenses (Tax Benefit)	(1,149)	1,223	74	118	-	118
Net Income	$1,421	$(1,330)	$291	$480	$226	$706

Basic Earnings per Share	$0.12		$0.02	$0.04		$0.07

Weighted average number of shares used in computing basic net earnings per share	11,642		11,642	10,858		10,858

Diluted Earnings per Share	$0.12		$0.02	$0.04		$0.06

Weighted average number of shares used in computing diluted net earnings per share	12,253		12,253	11,165		11,165

(1) Adjustments reflect the effect of (i) non-cash stock options expenses as per SFAS 123R (ii) amortization of intangible assets related to acquisition transactions and (iii) change in deferred tax assets:

		Three months ended December 31, 2012			Three months ended December 31, 2011
		Adjustments			Adjustments
		Unaudited			Unaudited
Stock-based compensation expenses		93			214
Amortization of intangible assets related to acquisition		-			12
Change in deferred tax assets		(1,223)			-
		$(1,330)			$226

Top Image Systems Ltd.
GAAP and Non-GAAP Statements of Operations for the:
U.S. dollars in thousands (except per share data)

	Year ended			Year ended
	December 31, 2012			December 31, 2011
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Audited	Unaudited	Unaudited	Audited	Unaudited	Unaudited

Revenues	$31,330	$-	$31,330	$28,673	$-	$28,673
Cost of Revenues	11,989	(64)	11,925	11,184	-	11,184
Gross Profit	19,341	64	19,405	17,489	-	17,489

Research and Development	2,609	(23)	2,586	1,976	(6)	1,970
Selling & Marketing	8,733	(67)	8,666	7,748	(74)	7,674
General and Administrative	5,087	(1,015)	4,072	4,383	(180)	4,203
	16,429	(1,105)	15,324	14,107	(260)	13,847
Operating Income	2,912	1,169	4,081	3,382	260	3,642

Financial Expenses, net	(191)	-	(191)	(911)	749	(162)
Income before Taxes on Income	2,721	1,169	3,890	2,471	1,009	3,480

Income Tax Expenses (Tax Benefit)	(1,122)	1,223	101	121	-	121
Net Income	$3,843	$(54)	$3,789	$2,350	$1,009	$3,359

Basic Earnings per Share	$0.34		$0.33	$0.23		$0.33

Weighted average number of shares used in computing basic net earnings per share	11,404		11,404	10,207		10,207

Diluted Earnings per Share	$0.31		$0.31	$0.21		$0.30

Weighted average number of shares used in computing diluted net earnings per share	12,318		12,318	11,115		11,115

(1) Adjustments reflect the effect of (i) non-cash stock options expenses as per SFAS 123R (ii) amortization of intangible assets related to acquisition transactions and (iii) changes in fair value of convertible debentures (iv) change in deferred tax assets:

		Year ended December 31, 2012			Year ended December 31, 2011
		Adjustments			Adjustments
		Unaudited			Unaudited
Stock-based compensation expenses		1,158			214
Amortization of intangible assets related to acquisition		11			46
Change In Fair Value of Convertible Debentures		-			749
Change in deferred tax assets		(1,223)			-
		$(54)			$1,009